United Group Fund, Inc.

18622 Rocoso Pl

Tarzana, CA 91356

September 19, 2016

Securities Exchange Commission

Washington, DC 20549

Re:	United Group Fund Inc. (the “Company”)
Offering Statement on Form 1-A Submitted August 26, 2015 CIK No. 0001646036

To whom it may concern,

On behalf of the Company, I respectfully request that the qualification date of the offering statement be accelerated and that the offering statement be declared qualified September 21, 2016 at 10:00 a.m. ET, or as soon thereafter as is reasonably practicable.

In making this request, the Company acknowledges the following:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, to declare the filing qualified does not relieve the Company from its full responsibility for the adequacy and accuracy of disclosure in the filing; and

•	the Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Sincerely,

Cherif Medawar

CEO

UNITED GROUP FUND, INC.